18005061

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC

408

SEC FILE NUMBER
8-68864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FinPro Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 Route 206
(No. and Street)

Gladstone	NJ	07934
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. Mauro - Chief Compliance Officer - 908-234-9398 ext. 107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tutuer & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Musso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FinPro Capital Advisors, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Claire Yobs

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINPRO CAPITAL ADVISORS, INC.

TABLE OF CONTENTS

Meisel,
Tuteur &
Lewis, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of FinPro Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FinPro Capital Advisors, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of FinPro Capital Advisors, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FinPro Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on FinPro Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FinPro Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of FinPro Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of FinPro Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole

Meisel, Tuteur & Lewis PC

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2018

FINPRO CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	72,353
Accounts receivable		19,500
Other assets		2,958
Total Assets	$	94,811
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,062
Total Liabilities		18,062
Stockholder's Equity		
Common stock, $10 par value: 100 shares authorized, Issued and outstanding		1,000
Additional paid-in capital		107,000
Retained earnings		(31,251)
Total Stockholder's Equity		76,749
Total Liabilities and Stockholder's Equity	$	94,811

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2017

Revenues		
Advisory fees	$	1,167,710
Capital raising		324,560
Other services		202,000
Interest income		726
Total Revenues		1,694,996
Expenses		
Employee compensation and benefits		1,680,950
Occupancy costs		69,080
Professional fees		14,674
Regulatory and compliance		33,293
Other expenses		45,695
Total Expenses		1,843,692
Net loss before taxes		(148,696)
Provision for income taxes		-
Net Loss	$	(148,696)

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Total	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)
Balance, January 1, 2017	$ 225,445	$ 1,000	$ 107,000	$ 117,445
Net loss	(148,696)	-	-	(148,696)
Balance, December 31, 2017	$ 76,749	$ 1,000	$ 107,000	$ (31,251)

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net loss	$ (148,696)
Adjustments to reconcile net loss to net cash flows from operating activities	
Change in accounts receivables	140,598
Change in other assets	(922)
Change in accounts payables and accrued expenses	1,946
Net cash flows from operating activities	141,622
Net decrease in cash	(7,074)
Cash, beginning of year	79,427
Cash, end of year	$ 72,353

See Notes to Financial Statements

FINPRO CAPITAL ADVISORS, INC.
Notes to Financial Statements
December 31, 2017

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – FinPro Capital Advisors, Inc. (the "Company") was incorporated on March 8, 2011 under the laws of the State of New Jersey and is a wholly owned subsidiary of FinPro, Inc. (the "Parent").

The Company became a registered broker-dealer on May 21, 2012 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking services including merger and acquisition advisory services, purchase and assumption transactions, fairness opinions, capital raising, valuation and due diligence services for financial institutions. The Company does not have any trading accounts nor does it carry customer accounts, and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(i) of such rule.

Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events – The Company has considered subsequent events and transactions through February 28, 2017, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

Revenue Recognition – Revenue includes fees earned from providing both buy-side and sell-side merger and acquisition advisory service, capital raising and other investment banking advisory services. Fees for these services are recorded when contractual milestones are achieved and performance obligations are satisfied. Fees received in advance of services rendered are deferred until earned.

Cash and Cash Equivalents – For purposes of presentation on both the statements of financial condition and cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable – Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2017.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Income Taxes – Effective January 1, 2013, the Company and the Parent have elected S-Corporation status for Federal and New Jersey income tax purposes. The Company is a qualified subchapter S subsidiary and is therefore included in the consolidated Federal income tax return filed by the Parent. The Company files its own New Jersey income tax return. Under these elections, the Company makes no provision for Federal and New Jersey income taxes, but may be subject to taxes in other states where registered to do business. The stockholder's allocable share of the Company's income or loss is reportable on his or her income tax returns.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2013. Interest and penalties on tax liabilities, if any, would be recorded in expenses. No interest expense or penalties have been assessed for the year ended December 31, 2017.

2. RELATED PARTY TRANSACTIONS

The Company shares its office space as well as various administrative services with the Parent. The Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the agreement, certain expenses of the Parent such as payroll costs, rent and office expenses are allocated to the Company and included in their respective accounts on the accompanying statement of operations.

In accordance with the expense sharing agreement, the Company reimbursed the Parent for its allocated share on non-payroll related overhead expenses totaling $111,842 for the year ended December 31, 2017. The Company also reimbursed the Parent for its allocated share of employee compensation, bonuses and other payroll-related expenses paid on its behalf totaling $1,680,950 for the year ended December 31, 2017.

2. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2017, the Company entered into a short-term loan agreement with its Parent, FinPro, Inc. The amount of the loan was $200,000 and was paid off in the same month the loan was made. At December 31, 2017, no outstanding balances were due from its Parent. For the year ended December 31, 2017, the Company received interest income on the loan of $726.

3. MAJOR CUSTOMERS

Advisory fees from two customers were 43% and 19% respectively of total advisory fees for the year ended December 31, 2017. As of December 31, 2017, there were no amounts due from there customers.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $54,291, which exceeded the minimum requirement of $5,000 by $49,291. The ratio of aggregate indebtedness to net capital was .33 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(2)(i).

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments – The Company is obligated under a sub-lease agreement with the Parent for office space. The initial term of the lease began January 1, 2015 and ends December 31, 2019. The lease is renewable for an additional extended term of five years. The following is a schedule of future minimum lease payments for the initial term:

Year Ending December 31,		Amount
2018	$	50,000
2019		50,000
Total	$	100,000

For the year ended December 31, 2017, rent expense was $50,000 and is included in occupancy costs on the statement of operations.

Contingent Liabilities – The Company may become involved in legal claims arising in the ordinary course of business. Currently, there are no known or threatened claims. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

FINPRO CAPITAL ADVISORS, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Computation of net capital		
Total stockholder's equity	$	76,749
Deductions and/or charges:		
Aged receivables and other assets		22,458
Net Capital	$	54,291
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	18,062
Aggregate indebtedness	$	18,062
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	1,204
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	49,291
Excess net capital at 1000%	$	48,291
Ratio: Aggregate indebtedness to net capital		0.33 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	54,291
Decrease resulting from December 31, 2017 audit adjustments, net		-
Net capital, as included in this report	$	54,291

Schedule II
Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5
As of December 31, 2017

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2017.

FINPRO CAPITAL ADVISORS, INC.

Schedules III & IV

Statement Regarding Exemption from Rule 15c3-3 of the Securities and Exchange Commission December 31, 2017

Schedule III
Statement of Exemption from the Computation for Determination of Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the computation for determination of reserve requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

Schedule IV
Statement of Exemption from the Information Relating to Possession or Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the information relating to the possession or control requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

FinPro
Capital Advisors, Inc.

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

FinPro Capital Advisors, Inc., (the Company) to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of FinPro Capital Advisors, Inc."

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2017, without exception.

FinPro Capital Advisors, Inc.

I, Donald J. Musso, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________________
Title: President & CEO

February 28, 2018

Meisel,
Tuteur &
Lewis, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of FinPro Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FinPro Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinPro Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) FinPro Capital Advisors, Inc. stated that FinPro Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FinPro Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinPro Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2018

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

Meisel,
Tuteur &
Lewis, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of FinPro Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below, which were agreed to by FinPro Capital Advisors, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of FinPro Capital Advisors, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating FinPro Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FinPro Capital Advisors, Inc.'s management is responsible for FinPro Capital Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2018

FINPRO CAPITAL ADVISORS, INC.

Securities Investor Protection Corporation
Schedule of Assessment and Payments (Form SIPC-7)

Year Ended December 31, 2017

	Date Paid		Amount
General Assessment reconciliation for the period January 1, 2017 to December 31, 2017		$	2,542
Payment schedule:			
Paid with SIPC-6	6/30/2017	$	882
Paid with SIPC-6 adjustment			-
Total Payments			882
Balance due		$	1,660

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)

FINPRO CAPITAL ADVISORS, INC.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-68864

YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM